November 4, 2015

Via EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention:  Donna Di Silvio, Staff Accountant

Re:                   Planet Payment, Inc.

Form 10-K for Fiscal Year Ended December 31, 2014

Filed March 11, 2015

Form 10-Q for the Quarterly Period Ended June 30, 2015

Filed August 4, 2015

File No. 1-35699

Dear Ms. Di Silvio:

Planet Payment, Inc. (the “Company”) hereby advises the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that the Company has received the Staff’s letter dated October 29, 2015 (the “Comment Letter”), regarding the Commission’s review of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 and the Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2015.  The Company respectfully requests an extension until November 30, 2015 to respond to the Comment Letter in order to provide sufficient time for the Company to prepare the response.  The Company is committed to responding to the Comment Letter promptly and intends to provide a response to the Staff no later than November 30, 2015.  Should you have any questions regarding the request made herein, please do not hesitate to contact me at (617) 570-1021.  Thank you very much for your courtesy and cooperation in this matter.

Sincerely,

/s/ Michael J. Minahan
Michael J. Minahan
Goodwin Procter LLP

cc:	Raymond D’Aponte, Planet Payment, Inc.
David Fishkin, Planet Payment, Inc.